UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Zhaopin Ltd - ZPIN
(Name of Issuer)
Class A ordinary shares, par value US$0.01 per share
(Title of Class of Securities)
98954L103
(CUSIP Number)
July 25, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 98954L103

1	NAME OF REPORTING PERSON Athos Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,168,216 Class A Ordinary Shares, represented by 1,084,108 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,168,216 Class A Ordinary Shares, represented by 1,084,108 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares)
	8	SHARED DISPOSITIVE POWER 0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,168,216 Class A Ordinary Shares, represented by 1,084,108 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.99%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 98954L103

1	NAME OF REPORTING PERSON Athos Asia Event Driven Master Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,653,546 Class A Ordinary Shares, represented by 826,773 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,653,546 Class A Ordinary Shares, represented by 826,773 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares)
	8	SHARED DISPOSITIVE POWER 0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,653,546 Class A Ordinary Shares, represented by 826,773 American Depositary Shares of the Issuer (each American Depositary Share represents 2 Class A Ordinary Shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.09%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 98954L103
ITEM 1(a).	NAME OF ISSUER: Zhaopin Ltd - ZPIN
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 5/F, Shoukai Plaza No.10 Furong Street Wangjing, Chaoyang District,Beijing PEOPLE'S REPUBLIC OF CHINA
ITEM 2(a).	NAME OF PERSON FILING: Athos Capital Limited the "Manager" Athos Asia Event Driven Master Fund the "Private Fund"
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For the Manager

Athos Capital Limited
8 Queens Road Central,
8th Floor,
Hong Kong

For the Private Fund

Athos Asia Event Driven Master Fund
Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

ITEM 2(c).	CITIZENSHIP: The Manager is a company incorporated under the laws of Hong Kong. The Private Fund is an exempted company incorporated with limited liability in the Cayman Islands
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: American Depositary Share represents 2 Class A Ordinary Shares Class A ordinary shares, par value US$0.01 per share
ITEM 2(e).	CUSIP NUMBER: 98954L103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
2,168,216 the "Shares"
(b) Percent of class:
7.99%*

*The aggregate percentage of Common Stock reported is based upon 27,137,409 Class A Ordinary Shares outstanding, which is the total number of Class A Ordinary Shares outstanding as of July 27, 2017 as reported in the Issuer's Schedule 13E3/A filed with the Securities and Exchange Commission on June 21, 2017.

Beneficial ownership information is presented as of July 24, 2017. Athos Capital Limited holds in aggregate 1,084,108 ADSs, representing 2,168,216 Class A Ordinary Shares, issued by Zhaopin Limited (the "Issuer")
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
2,168,216
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
2,168,216
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The Shares are owned directly by Athos Asia Event Driven Master Fund (the "Private Fund") and a separately managed account (the "Separately Managed Account" and together with the Private Fund, the "Accounts") that are managed and advised by the Manager. The Private Fund owns 1,653,546 Shares and the Separately Managed Account owns 514,670 Shares. The Accounts have the right to receive dividends from, as well as the proceeds from the sale of, the Shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 98954L103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 02 2017	Athos Capital Limited By: /s/ Simon Holland Name: Simon Holland Title: Chief Operating Officer
August 02 2017	Athos Asia Event Driven Master Fund By: /s/Simon Holland Name: Simon Holland Title: Chief Operating Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 98954L103
EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the United States Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, 0.0001 par value per share, of Zhaopin Ltd, an exempted company incorporated under the laws of the Cayman Islands, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 2, 2017.

Joint Filing Agreement dated August 2 2017, by and among the Adviser and the Manager